January 6, 2012

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Chesapeake Utilities Corporation Registration Statement on Form S-3 Filed December 21, 2011 File No. 333-178678

Dear Ms. Ransom:

Chesapeake Utilities Corporation, a Delaware corporation (the “Company”, “we”, “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 29, 2011 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 filed on December 21, 2011 (the “Registration Statement”).

Below is the Company’s response. For your convenience, we have repeated the Staff’s comment before our response.

General

1. Please register, as a separate class of security in the Calculation of Registration Fee table, the preferred stock purchase rights associated with the common shares that you are registering. Noting the rights in a footnote to the table is insufficient. Please also revise throughout the prospectus, as appropriate, including revising the cover page of the prospectus to clarify that the prospectus covers the rights being registered. For guidance, please consider Question 116.16 in our Securities Act Forms Compliance and Disclosure Interpretations.

Response:

In response to the Staff’s comment, we have revised the Calculation of Registration Fee table and the prospectus, as appropriate. Please see Amendment No. 1 to the Registration Statement filed today with the Commission.

Incorporation of Certain Information by Reference, page 25

2. Please include the Current Reports on Form 8-K filed on January 21, 2011 and December 22, 2011 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3. Please also specifically incorporate by reference each periodic report filed between the next amendment to the registration statement and the registration statement’s effective date, or alternatively, please include the language set forth in Question 123.05 in our Securities Act Forms Compliance and Disclosure Interpretations.

Response:

In response to the Staff’s comment, we have included the Current Reports on Form 8-K filed on January 21, 2011 and December 22, 2011 in the list of documents incorporated by reference and the language set forth in Question 123.05 in the Securities Act Forms Compliance and Disclosure Interpretations. Please see Amendment No. 1 to the Registration Statement filed today with the Commission.

Exhibit 5

3. Counsel must opine on whether the preferred stock purchase rights being registered, as requested by comment 1, are your binding obligations. See Section II.B.1.g of Staff Legal Bulletin No. 19. Please revise.

Response:

In response to the Staff’s comment, we have filed a revised legal opinion on Exhibit 5. Please see Amendment No. 1 to the Registration Statement filed today with the Commission.

If you have any questions regarding the foregoing, please contact our counsel, Jeffrey Decker, at (407) 649-4017.

Very truly yours,

/s/ Beth W. Cooper

Beth W. Cooper

Senior Vice President and Chief Financial Officer